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November 4, 2022

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Ms. Rebecca Marquigny

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentleman:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Ms. Rebecca Marquigny of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 16, 2022 and October 26, 2022, with respect to the Registrant’s Post-Effective Amendment No. 121 (the “Amendment”), which contained proposed disclosure with respect to the change in name, principal investment strategies and benchmark index for the iMGP Equity Fund, an existing series of the Registrant (the “Fund”), as well as other non-material changes.

The Staff’s comments are set forth below in bold typeface for your reference. Page references in the text of this response letter correspond to page numbers from the Amendment. Capitalized terms have the same meaning ascribed to them in the Amendment unless otherwise indicated. Revised disclosure intended to address these comments will be included in a further post-effective amendment to be filed on or about the date of this response letter. An initial draft of the revised post-effective amendment was included as an attachment to a previous response letter filed on October 6, 2022. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant in preparing and submitting this response letter.

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The Registrant’s responses to the Staff’s comments are as follows:

General

1.

If any comment relates to or involves language that is repeated elsewhere in the filing, the comment applies throughout and the Staff expects the Registrant to make the parallel change. If the Registrant chooses not to make a conforming change in a particular instance, please identify and explain the discrepancy in your response letter.

Comment accepted. The Registrant reviewed the Statement of Additional Information and Part C and did not identify areas outside the prospectus requiring revisions. As such, the Registrant has incorporated each comment where applicable throughout the prospectus.

2.	Please provide the Fund’s class ID and ticker symbol in the revised post-effective amendment.

Comment accepted. The Registrant has included that information with the revised filing.

Summary Prospectus

3.	Please present the last sentence of the preamble to the fee table in bold font per the example found in Item 3 of Form N-1A.

Comment accepted. The Registrant has bolded that sentence.

4.	The “Shareholder Fees” section of the fee table is unnecessary if the Fund charges no shareholder fees. Please consider deleting it in accordance with Instruction 1(c) to Item 3 of Form N-1A.

Comment accepted. The Registrant has removed that disclosure.

5.

The basis of the “Interest and Dividend Expenses” line item in the fee table is unclear from the principal strategy disclosure. Does this represent interest and/or dividend expenses on securities sold short? If so, please make this clear from the caption and add strategy disclosure describing this practice and its role in achieving long-term capital growth for the Fund. Otherwise delete the line item or explain what the interest and dividend expenses involve.

Comment accepted. The Registrant has removed that line item.

6.

With respect to FN 1 to the fee table, please clarify whether “only within three years” means three years from the date of the waiver or reimbursement or three years from end of the month in which the waiver or reimbursement took place. If the result is a period longer than 36 months, clarify the disclosure and in your EDGAR correspondence, supplementally confirm that a) the Registrant conducted a FAS 5 analysis and concluded that the recoupment is not probable, and b) the Fund provided its auditor with the FAS 5 analysis. Also clarify whether reimbursement may be paid under this provision after a reorganization date (i.e., if the Fund is reorganized, will the Advisor still be able to recoup?).

Comment accepted. Although, by necessity, reimbursements and recoupments are determined monthly rather than daily, the Registrant has concluded that is it not probable that any recoupment would occur with respect to any waivers or reimbursements more than 36 months old based on the days those waivers or reimbursements were used to determine net asset value. The Registrant’s independent auditor, based on inquiry, has not expressed a contrary view under FAS 5 or otherwise. Further, any reorganization of this Fund would terminate the ability to recoup any amounts waived or reimbursed before the effective date of the reorganization.

7.

Please revise the strategy disclosure responsive to Items 4 and 9 of Form N-1A to address the roles of the Advisor and the sub-advisors in developing and executing the Fund’s strategy. Revised disclosure might address, for example, the Advisor’s role in selecting, monitoring and making allocations to each Sub-Advisor and determining the Fund’s overall strategy, including with respect to determining the allocations to each Sub-Advisor. Similarly, the revised disclosure might address how each Sub-Advisor makes investment decisions with respect to its allocation.

Comment accepted. The Registrant has revised that disclosure accordingly.

8.

The Principal Strategies section states in pertinent part that the Fund will invest “in equity securities of issuers located in at least three different countries... There is no minimum portion of the Fund’s assets that is required to be invested in any one country.” Given the connotation inherent in the term “global,” please revise the disclosure stating that “no minimum portion of the Fund’s assets” is required to be invested in any one country to show how the 80% policy and the “at least three different countries” criterion work together in practical terms. The revised disclosure should make clear, for example, that the Fund may not invest 78% of its net assets in U.S. issuers and 1% each in two issuers domiciled in other countries. See Investment Company Act Release No. 24828 at Note 42 (January 17, 2001).

Comment accepted. The Registrant has revised the disclosure to clarify the Fund’s global investment strategy.

9.

In the section under Principal Strategies that describes the types of instruments the Fund will hold, please explain the role preferred stock and convertible debt instruments will play in achieving long-term capital growth. To prevent investor confusion, also consider substituting “focus” for “concentration” in the next sentence.

Comment accepted. Investments in preferred stock and convertible debt will not be a principal strategy of the Fund, so the Registrant has removed the related disclosure from the summary portion of the prospectus. The Registrant has substituted “focus” for “concentration” as suggested.

10.

Using a similar approach as described in Comment 7, please revise the description of strategies Portfolio Managers use to make individual purchase and sales decisions at the Sub-Advisor level. Explain the considerations each Sub-Advisor applies to select the holdings attributable to its particular investment sleeve and the Fund assets the Advisor allocates to it. The revised disclosure should be a practical description of the Sub-Advisor strategies both consistent with and comparable to the related “iMGP Equity Fund Manager Change Notification” press released published on the Fund’s website at https://imgpfunds.com/imgp-equity-fund-manager-change-notification.

Comment accepted. The Registrant has included the requested disclosure.

11.

Bullet point number 2 in the second paragraph of the Principal Strategies section reads, in part, “access the favorite stock-picking ideas of each manager….” What is the basis for the “favorite stock-picking ideas of each manager”? Please explain or substitute a term more objectively descriptive in place of “favorite.”

Comments accepted. Although the Registrant has removed those bullet points as part of the revisions described above, the revised disclosure uses “highest-conviction” instead of “favorite”.

12.	With respect to bullet number 3, please revise the strategy disclosure to explain how you determine that the portfolio is “prudently diversified in terms of stocks… and industries.”

Comment accepted. Although the Registrant has removed those bullet points as part of the revisions described above, the revised disclosure refers to the range of number of holdings.

13.

With respect to bullet number 4, in reference to “stock-picking styles,” please revise to address the specific stock-picking styles and disciplines associated with the Sub-Advisors in sufficient detail to inform investors about their respective differentiation.

Comment accepted. The Registrant has provided additional discussion about each sub-advisor’s strategy and management with respect to its portion of the Fund’s assets.

14.

The last sentence of the second paragraph under “Principal Strategies” refers to (1) “the manager’s estimate of intrinsic value” and (2) “the manager’s view of the business fundamentals or management of the underlying company changes.” Please clarify whether these statements describe the portfolio management process at the Advisor or Sub-Advisor level. In either case, revise to explain the judgment process more fully, including the metrics and other factors evaluated. Regarding sub-paragraph (4), explain what kinds of “general market conditions trigger a change in the manager’s assessment criteria.” Consider providing examples.

Comment accepted. The revised disclosure provided in response to the prior comments provides the additional explanation requested.

15.

Please compare the principal risks disclosed in the Item 4 and 9 disclosure and reconcile any inconsistencies. In addition, the risks associated with “Sector Weightings Risk” should be presented the same way in both places (i.e., as sub-risks or stand-alone risks). Please also provide a description of risks associated with preferred instruments.

Comment accepted. The Registrant has revised the principal risks sections accordingly, although the risks in the statutory prospectus disclosure appear alphabetically. The Registrant has also presented the sector-related risks as sub-risks of “Sector Weightings Risk” in the statutory prospectus.

16.	If the Fund is advised or sold through an insured depository institution, please add or direct the staff to the statement required by Item 4(b)(1)(iii) of Form N-1A.

Comment accepted. The Registrant has added that disclosure as requested.

17.

The description of “Currency Risk” refers to the Fund’s investments in “derivatives that provide exposure to foreign (non-U.S.) currencies.” If applicable, add corresponding references to these instruments in the principal strategy disclosure.

Comment accepted. The Registrant has added corresponding disclosure in the principal strategy section to refer to the use of currency derivatives.

18.

Please clarify whether “Multi-Style Management Risk” refers to the risks of a multi-subadvisor structure or a style allocation strategy. If the term incorporates both, modify the Item 4 description to distinguish between the two, while summarizing both. Otherwise, break them apart and include both in the Items 4 and 9 disclosure.

Comment accepted. The Registrant has revised that risk in the summary prospectus to refer to “Multi Management Risk” which is intended to address the risks of multiple sub-advisers with respect to the same Fund.

The Registrant has also made consistent changes in the Item 9 risk disclosure.

19.

In regards to “Sector Weightings Risks,” if the Fund currently has material exposures to one or more of the sectors listed, the strategy disclosure should identify the relevant sector(s) directly, e.g., “as of date X, Y% of the Fund was allocated to Z sector.” Likewise, the corresponding risk description should distinguish between the sector risks that are principal risk based on the Fund’s current holdings and those that have the potential to become principal risks because the Fund may invest significantly in that particular sector in the future. Please confirm this distinction, indicate any existing sector focus based on current holdings and update the corresponding sector risk disclosure as appropriate.

Comment accepted. The Registrant has not included specific percentages, as those percentages will fluctuate over time, but has included the sectors in which the Fund invests approximately 20% or more of its assets as of September 30, 2022 and in which the Fund anticipates continuing to maintain investments.

20.

With respect to “Investment Selection Risk,” the disclosure is written in passive voice and does not state the cause of this risk with appropriate clarity. Please directly state that the Sub-Advisor’s portfolio managers may select investments that underperform and that investors’ Fund shares may decline in value as a result.

Comment accepted. The Registrant has revised that risk disclosure accordingly.

21.

With respect to the Average Annual Total Returns table on page 6, Instruction 2(c) to Item 4 of Form N-1A specifically requires a prospectus to “provide information for both the newly selected and the former index” if a fund changes the index it used in the table for the immediately preceding period. Accordingly, please present the relevant figures for the MSCI World Index in the table as well.

Comment accepted. The Registrant has added the MSCI World Index to the table.

Statutory Prospectus

22.

The statutory prospectus is missing the Item 9 principal strategy disclosure and appears to disclose only the principal risks. Per the requirements of Item 9(b) of Form N-1A, add the appropriate disclosure explaining how the Fund intends to achieve its investment objective. Specifically discuss the principal investment strategies, including “any policy, practice, or technique used by the Fund to achieve its investment objectives” as described in Instruction 1 to Item 9(b).

Comment accepted. That information was included in the prospectus, but appeared in various places out of order. The Registrant has added Item 9 principal strategy disclosure.

23.	Under “Description of Principal Investment Risks,” please clarify why you are identifying specific sectors. It is not obvious from the principal strategy disclosure.

Comment accepted. Risks related to specific sections have been included based on existing concentrations of investments in the listed sectors as of September 30, 2022. Additionally, the Principal Strategies section refers to the focus of the Fund’s portfolio in certain sectors.

24.

“Currency Risk” states that the Fund “may invest in foreign currencies for hedging purposes.” If investing in foreign currencies is a principal investment strategy specifically for hedging purposes, please also state as such in the Items 4 and 9 strategy sections.

Comment accepted. The Registrant has revised the principal strategy disclosure to state that the Fund may invest in foreign currencies (and currency derivatives) for hedging purposes.

25.

“Financial Services Sector Risk” states that “[i]f the Fund focuses its investments in banks or bank-related companies, the Fund will be sensitive to adverse developments in the banking industry.” If the Fund intends to focus its investments in banks or bank-related companies, please state this in the principal strategy narratives.

Comment acknowledged. The Registrant has removed that risk from the prospectus in light of its review of the Fund’s sector weightings in response to Comment 19 above.

26.

With respect to “Investment Selection Risk,” please add supplementary disclosure providing a more comprehensive discussion about the unique ways in which investment selection risk may be more significant in a fund with a multiple sub-advisor structure.

Comment accepted. The Registrant has revised this risk consistent with Comment 20 above and has added additional disclosure to address this comment.

27.

With respect to the “Asset Level Limitations” disclosure on page 14 of the prospectus, in your EDGAR correspondence, please supplementally explain the asset level limitation provision to the Staff in greater detail. Under what circumstances does the Fund anticipate such action would be appropriate and consistent with the best interests of Fund investors?

Comment accepted. The Registrant has removed that disclosure.

28.

The disclosure under “Multi-Manager Issues – Temporary Defensive Positions” states, “ Under unusual market conditions or for temporary defensive purposes, a substantial part of the Fund’s total assets may be invested in cash or short-term, high-quality debt securities.” Instruction 6 to Item 9(b)(1) of Form N-1A provides that the Fund should disclose temporary defensive strategies the Fund may take in response to “adverse market, economic, political, or other conditions.” The disclosure here refers to the temporary defensive strategies contemplated by Instruction 6 but also contemplates “unusual market conditions” as well. Please explain the basis for adding this supplementary language.

Comment accepted. The Registrant has revised that disclosure to refer to “adverse market conditions” rather than “unusual market conditions.”

29.

Consistent with prior comments, please move the description of the Sub-Advisor strategies to the front of the prospectus with detailed information in the Item 9 disclosure and summaries of the principal strategy approach for each Sub-Advisor in the Item 4 disclosure.

Comment accepted. The Registrant has revised that disclosure accordingly.

30.

On page 19 of the prospectus, the disclosure states that “Polen Capital focuses on identifying and investing in a concentrated portfolio of high-quality large capitalization growth companies that it believes have a competitive advantage and can deliver sustainable, above-average earnings growth.” Please explain more clearly how Polen Capital determines that a potential investment has a “competitive advantage” based on the metrics it tracks, and from a practical perspective how it compares and/or ranks companies that meet its baseline criteria.

Comment accepted. Disclosure has been added to explain the investment philosophy of that sub-advisor with respect to an assessment of a company’s competitive advantage.

31.

The strategy descriptions for the two Polen Capital investment sleeves appear to differ only with respect to the target market capitalization of their holdings. Other than target capitalization, are there any other notable differences in their respective investment strategies? Please clarify the disclosure or supplementally confirm that there are no other principal strategy differences.

Comment accepted. Disclosure has been added to highlight the key process difference, namely the five criteria used by the small cap team to frame its analysis.

32.

With respect to the description of the “five key elements” used in Scharf’s equity investment philosophy on page 20 of the prospectus, please provide a more practical description of how these five elements are applied to make purchase and sale decisions from the universe of investment options that meet the proprietary screening criteria. In addition, explain the circumstances in which the portfolio manager uses rights and warrants in its portfolio construction.

Comment accepted. Disclosure has been added to elaborate on the process used by Scharf to identify companies with low valuations.

The Registrant has removed the disclosure relating to rights and warrants, as investing in those securities is not a principal strategy of the Fund.

Supplemental Comments Provided on October 26, 2022

33.

Please revise the strategy disclosure to include a streamlined summary of the Fund’s investment strategies in response to Item 4 of Form N-1A and move the more detailed strategy disclosure to the statutory prospectus in response to Item 9 of Form N-1A.

Comment accepted. The Registrant has revised that disclosure accordingly.

34.

The draft revisions submitted on October 6, 2022 state that the Fund invests between 25%-75% in equity securities of U.S. companies and between 25-75% of its net assets in equity securities of non-U.S. companies. Please note that if the Fund were to invest 75% of its net assets in U.S. companies and only 25% in non-U.S. companies, the Commission may question the “global” nature of the Fund’s investment strategy. Please consider revising that disclosure. Please also remove “normally” from the disclosure stating that the Fund “normally will not invest the majority of its assets in domestic companies and a de minimis amount in a small number of other countries to achieve its global exposure.”

Comment accepted. The Registrant has revised that disclosure to clarify the Fund’s global investment strategy, including that the Fund will “invest more than 25% of its assets, and typically a much higher percentage, in non-U.S. countries.”

35.

Under Principal Strategies in the summary prospectus, it states that the Fund “may opportunistically include [investments in] preferred stocks and convertible debt securities.” If investing in preferred stocks and convertible debt instruments will be a principal investment strategy of the Fund, please explain the role those instruments will play in achieving long-term capital growth, and add a corresponding principal risk relating to investments in preferred stock. If investing in preferred stock and convertible debt instruments is not a principal strategy of the Fund, please remove that disclosure.

Comment accepted. The Registrant has removed the references to investments in preferred stock and convertible debt in the summary prospectus.

36.

Similarly, under Principal Strategies in the summary prospectus, it states that the “global value strategy . . . may occasionally invest in rights and warrants.” If investing in rights and warrants will be a principal investment strategy of the Fund, please explain the role those instruments will play in achieving long-term capital growth, and add a corresponding principal risk relating to investments in rights and warrants. If investing in rights and warrants is not a principal strategy of the Fund, please remove that disclosure.

Comment accepted. The Registrant has removed the references to investments in rights and warrants in the summary prospectus.

37.

The Principal Strategies disclosure in the summary prospectus states that the Fund may invest in foreign currencies or “use derivatives such as currency futures or forwards to hedge the currency risk of holding non-U.S. Dollar denominated securities in their portfolios (emphasis added).” If the Fund will use currency futures or forwards to hedge currency risk, please state so directly, or list the additional derivatives that the Fund may use.

Comment accepted. The Registrant has revised that disclosure accordingly.

38.

With respect to the “flywheel” investment criteria used by Polen Capital in the small and mid cap growth investment sleeve, the disclosure states that every company the sleeve invests in must satisfy all five aspects of the flywheel. Please also disclose whether Polen Capital will sell a security if it ceases to meet one or more of the “flywheel” criteria.

Comment accepted. The Registrant has revised the disclosure to state that Polen Capital may sell an existing investment in the small/mid cap sleeve if that investment ceases to satisfy all five criteria.

39.

Under Principal Risks in the summary prospectus, please either remove the sentence stating that each risk summarized “is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears,” or revise to indicate that the risks are listed in descending order of importance, but that each risk is nonetheless a principal risk.

Comment accepted. The Registrant has removed that sentence.

40.	Under “Investment Selection Risk” in the statutory prospectus, please explain why this risk may be greater for multi-manager funds compared to funds with a single manager.

Comment accepted. The Registrant has revised that disclosure accordingly.

41.

The disclosure included under “Sub-Advisor Evaluation and Selection” in the statutory prospectus would be more appropriately included earlier in the prospectus in response to Item 9 of Form N-1A. Please consider moving that disclosure.

Comment accepted. The Registrant has revised that disclosure accordingly.

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Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

PAUL HASTINGS LLP

cc: iM Global Partner Fund Management, LLC